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;COMMISSION
0549

SEC
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FEB 28 2014

Washington DC
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Public

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2013___ AND ENDING___December 31, 2013___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fusion Analytics Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

535 5th Avenue, 25th floor
                                    (No. and Street)

New York   New York   10017
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Lane   (212) 661.2022
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
                (Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kevin Lane   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
   Fusion Analytics Securities, LLC   , as

of   December 31   , 20 13   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of _____ MA
County of _____ MIDDLESEX
Subscribed and sworn to (or affirmed) before me on
this 19 day of February 2014 by
Kevin P Lane _____ proved to me on
the basis of satisfactory evidences to be the person
who appeared before me.

_____
            Notary Public

Signature   KEVIN P LANE

CEO/CCO
_____
            Title

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 **BREARD & ASSOCIATES, INC.**
CERTIFIED PUBLIC ACCOUNTANTS

 Independent Auditor's Report

Board of Directors
Fusion Analytics Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Fusion Analytics Securities, LLC (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fusion Analytics Securities, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 27, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Fusion Analytics Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	20,319
Receivable from clearing organizations		39,679
Deposit with clearing organization		80,081
Due to member		462,263
Other assets		8,032
Total assets	$	610,374

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	46,115
Total liabilities		46,115

Commitments and contingencies

Member's equity

Member's equity		564,259
Total member's equity		564,259
Total liabilities and member's equity	$	610,374

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fusion Analytics Securities, LLC (the "Company") was organized in the State of Delaware on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Fusion Analytics Holdings, LLC (the "Parent"), and is affiliated through common ownership with Fusion Analytics Research, LLC ("FAR").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including providing brokerage and research services to institutional investors in corporate equity and debt securities. Commission income is derived primarily from selling corporate equity and debt securities, and arranging for transactions in listed securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Due to member are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Receivable from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2013, the receivable from clearing organizations of $39,679 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2013 was $80,081.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a partnership for income tax purposes; therefore, no provision for federal, state and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the individual members are responsible for their proportionate share of the Company's taxable income.

Note 4: INCOME TAXES
(Continued)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

Note 5: RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with FAR through common ownership. The Company has entered into an expense sharing agreement with the Parent and FAR effective January 1, 2012. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, client research services, and various other operating costs incurred in the ordinary course of the business. During the year ended December 31, 2013, total rent expense allocated from the Parent was $43,213.

During the year ended December 31, 2013, the Company made various advances to the Parent. These advances are unsecured, non–interest bearing and due on demand. Total advances receivable from the Parent at December 31, 2013, was $462,263.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $86,464 which was $81,464 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($46,115) to net capital was 0.53 to 1, which is less than the 15 to 1 maximum allowed.